Exhibit 99.1

COMPANY ANNOUNCEMENT

TORM plc Long Term Incentive Program

In accordance with TORM plc’s (“TORM”, Nasdaq ticker TRMD or TRMD A) Remuneration Policy adopted by the Annual General Meeting of TORM on 14 April 2021 and the authorization granted at the Annual General Meeting of TORM on 11 April 2024, the Board of Directors have extraordinarily decided to grant certain employees (“Participants to the Additional Retention Program”) and Executive Director Jacob Meldgaard (together with the Participants to the Additional Retention Program the “Participants”) restricted share units (“RSUs”) in the form of restricted stock options.

The Participants to the Additional Retention Program will be granted a total of 1,293,434 RSUs, and, subject to vesting, each RSU will entitle the holder to acquire one TORM A-share. The strike price for these RSUs is set to one US cent and all the RSUs will vest on 01 October 2028.

In addition to the RSUs granted to the Participants to the Additional Retention Program, Executive Director Jacob Meldgaard will be granted a total of 500,000 RSUs on the same terms.

Holders of the RSUs will have no rights as a shareholder with respect to such RSUs until such time as the RSUs vest, are exercised and TORM A-shares are issued. The RSUs include certain adjustment and acceleration provisions and other terms customary for restricted stock option programs of this nature.

The theoretical market value of the RSU allocation is calculated at USD 40.0m based on the Black-Scholes model. The key assumptions for the calculation of the market value are:
•	The strike price and the number of shares will not be adjusted for future TORM dividends paid in the ordinary course of business.
•	The volatility of the TORM share is estimated at 42.5%.
•	A risk-free rate of 1.91%. As a proxy for the risk-free rate, the yield on a Danish government bond with a matching maturity is applied.
•	A share price of DKK 141.25 per A-share at the time of allocation.

The RSU allocation is expected to affect the P&L statement as follows:
In USDm	2025	2026	2027	2028	Total
Total	3.6m	13.3m	13.3m	9.7m	40.0m

Further, in March 2023, an Additional Retention Program was granted to certain employees and Executive Director Jacob Meldgaard with a vesting date set to 01 March 2026. This vesting date has been preponed to 07 November 2025.

Contact
Mikael Bo Larsen, Head of Investor Relations
Tel.: +45 5143 8002

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 21 23 SEPTEMBER 2025	PAGE 1 / 2

COMPANY ANNOUNCEMENT

Safe Harbor Statement as to the Future
Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including “trade wars” and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis’ attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;  effects of new products and new technology in our industry;  new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.
In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

RM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 21 23 SEPTEMBER 2025	PAGE 2 / 2